Main Post Office, P.O. Box 751	www.asyousow.org
Berkeley, CA 94704	BUILDING A SAFE, JUST, AND SUSTAINABLE WORLD SINCE 1992

Notice of Exempt Solicitation Pursuant to Rule 14a-103

Name of the Registrant: Rivian Automotive Inc. (RIVN)
Name of persons relying on exemption: As You Sow
Address of persons relying on exemption: Main Post Office, P.O. Box 751, Berkeley, CA 94704

Written materials are submitted pursuant to Rule 14a-6(g)(1) promulgated under the Securities Exchange Act of 1934. Submission is not required of this filer under the terms of the Rule, but is made voluntarily in the interest of public disclosure and consideration of these important issues.

Rivian Automotive Inc. (RIVN)
Vote Yes: Item #4 – Adopt a Comprehensive Human Rights Policy

Annual Meeting: June 21, 2023

CONTACT: Meredith Benton | mbenton@asyousow.org

THE RESOLUTION

RESOLVED: Shareholders request the Board of Directors adopt a comprehensive Human Rights Policy which states the Company’s commitment to respect human rights as outlined in the United Nations Guiding Principles (“Guiding Principles”) and the International Labour Organization (“ILO”) Declaration on Fundamental Principles (“Fundamental Principles”) throughout its operations and value chain, and describes steps to identify, assess, prevent, mitigate, and, where appropriate, remedy adverse human rights impacts connected to the business.

SUPPORTING STATEMENT: Rivian Automotive Inc. (“Rivian”) lacks an overarching policy that uniformly commits to upholding international human rights standards and frameworks throughout its activities. While its Supplier Code of Conduct states expectations for suppliers to uphold international human rights standards, 1 Rivian does not publicly make such a commitment in its own operations. Rivian’s Code of Business Conduct states: “We respect the human rights and dignity of people throughout our operations and our global supply chain,” and pledges to comply with local laws.2 However, the Company does not state it will adhere to the often-higher standards set by the United Nations and ILO. It also does not include comprehensive due diligence, mitigation, and remediation processes as outlined in the Guiding Principles.3

RATIONALE FOR A YES VOTE

1.	Rivian is best served by upholding international best practices.
2.	Allegations of poor working conditions for Rivian employees are cause for concern.
3.	A failure to address human rights risks may undermine Rivian’s long-term value.
4.	Immediate action is needed.

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1 https://assets.rivian.com/2md5qhoeajym/5PEdyH1PnC3iEllseM49oY/060ec197886709bad62557bda70a618e/Rivian_-_Supplier_Code_of_Conduct.pdf

2 https://assets.rivian.com/2md5qhoeajym/4B3osmVGC8h4XEKQmaGour/2f93710a01fb2b85433844705e2b1066/Rivian_-_Code_of_Business_Conduct_and_Ethics.pdf

3 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf

2023 Proxy Memo Rivian Automotive Inc| Respect for Freedom of Association and Collective Bargaining

DISCUSSION

1.	Rivian is best served by upholding international best practices.

Rivian lacks policies that uniformly commit the Company to uphold international human and labor rights standards. Yet, the Company operates internationally, and missteps in the international arena may undermine its future success. As Rivian expands its international footprint, having in place strong human rights policies and due diligence procedures based on the highest international standards may help mitigate key risks.

Rivian, in its most recent 10-K, stated that its “business plan includes operations in international markets, including initial manufacturing and supply activities, and sales, in select markets in Canada and Europe, and eventual expansion into other international markets.”4 It also states “We plan to invest in international operations and grow our business outside of our existing operations.”5 The Company has also identified “foreign labor laws, regulations, and restrictions, including in the areas of supply chain, labor, environmental, health and safety and related compliance costs” as risks that, if unsuccessfully managed, might materially and adversely affect “business, prospects, financial condition, results of operations, and cash flows.”6

The United Nations Guiding Principles on Business and Human Rights:

The Guiding Principles provide guidelines for companies to take adequate measures to prevent, mitigate, and, where appropriate, mediate human rights abuses. Per guidance from the United Nations Human Rights Office of the High Commissioner, Rivian’s commitment to the Guiding Principles would involve efforts to:

●	“Avoid causing or contributing to adverse human rights impacts through their own activities, and address such impacts when they occur; and
●	Seek to prevent or mitigate adverse human rights impacts that are directly linked to their operations, products or services by their business relationships, even if they have not contributed to those impacts.”[7]

The Fundamental Principles:

Rivian has also been asked to affirm the ILO’s Declaration on Fundamental Principles in its policies and practices. These call for:

●	freedom of association and collective bargaining rights;
●	the abolition of forced and child labor;
●	the elimination of workplace discrimination;
●	and a safe and healthy working environment.[8]

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4 https://www.sec.gov/ix?doc=/Archives/edgar/data/1874178/000187417823000029/rivn-20230331.htm, p. 42

5 https://www.sec.gov/ix?doc=/Archives/edgar/data/1874178/000187417823000029/rivn-20230331.htm, p. 18

6 https://www.sec.gov/ix?doc=/Archives/edgar/data/1874178/000187417823000029/rivn-20230331.htm, p. 43

7 https://www.ohchr.org/sites/default/files/documents/publications/guidingprinciplesbusinesshr_en.pdf, p. 14

8 https://www.ilo.org/dyn/normlex/en/f?p=1000:62:0::NO:62:P62_LIST_ENTRIE_ID:2453911:NO

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2023 Proxy Memo Rivian Automotive Inc| Respect for Freedom of Association and Collective Bargaining

Rivian, in its statement of opposition to this proposal, states, “Our Supplier Code of Conduct further outlines Rivian’s expectations for our suppliers. We expect our suppliers to respect all internationally recognized human rights, comply with all applicable labor laws, and exercise human rights due diligence in order to identify, prevent, mitigate, and account for the negative human rights impacts of their operations” [emphasis added]. Our proposal asks Rivian to commit to holding itself to the same standards it requires of its suppliers.

2.	Allegations of poor working conditions for Rivian employees are cause for concern.

Allegations of poor working conditions raise concern that Rivian’s practices do not fully align with the Guiding or Fundamental Principles. The National Labor Relations Board is currently investigating charges that Rivian threatened and retaliated against workers attempting to exercise freedom of association rights and trying to unionize.9 According to the charges filed, Rivian “violated the [National Labor Relations Board] Act by threatening Employees with job loss and loss of benefits if they unionize and discriminating and retaliating against employees for their union support and activities.”10

Over a dozen Rivian workers have also filed complaints with federal regulators about safety violations.11 The complaints detail serious injuries that have occurred and allege Rivian ignores known hazards and deprioritizes safety resources.12 Employees have accused the Company of unsafe working conditions, resulting in broken ribs, severed ears, and a range of other injuries. In response to this, Rivian claimed that the “almost a dozen employees represent just 0.2 percent of the 6,700 employees.”13 No matter how small this percentage may be to Rivian, employees should be able to expect safe working conditions and that their employer has their best interests in mind.

Rivian has also been penalized by OSHA, accumulating 11 pending cases in 2022 alone. Violations include: “training issues related to chemicals and fire extinguishers, and where you can or can’t run cords and cables.”14

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9 https://www.nlrb.gov/case/25-CA-305293

10 Freedom of Information Act (2022, November 30). NLRB-2023-000324_final records. FOIA Online. Retrieved May 25, 2023, from https://foiaonline.gov/foiaonline/action/public/submissionDetails?trackingNumber=NLRB-2023-000324&type=Request

11 https://www.yahoo.com/video/rivian-under-scrutiny-employees-allege-184027923.html

12 https://www.osha.gov/ords/imis/establishment.search?p_logger=1&establishment=Rivian&State=all&officetype=all&Office=all&sitezip=&p_case=all&p_violations_exist=all&startmonth=12&startday=14&startyear=2017&endmonth=12&endday=14&endyear=2022

13 https://www.yahoo.com/lifestyle/rivian-workers-warn-uaw-unsafe-153000997.html

14 https://www.wglt.org/local-news/2022-12-16/some-rivian-workers-see-hope-in-unionization-to-address-safety-issues

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2023 Proxy Memo Rivian Automotive Inc| Respect for Freedom of Association and Collective Bargaining

3.	A failure to address human rights risks may undermine Rivian’s long-term value.

The transition to a low-carbon future cannot come at the expense of human rights. Human rights violations jeopardize corporate brands and risk legal and regulatory ramifications. Greater transparency on Rivian’s approach to these issues would support the Company’s reputation, clarify its commitment to human rights, and help protect long-term shareholder value.

Competitive disadvantage: Rivian is not meeting the same standards its peers and competitors have implemented. Automotive manufacturers have a long history of working with an organized workforce and adopting human rights strategies. The majority of Rivian’s peers in the electric vehicle market have human rights policies based on the Guiding Principles and the Fundamental Principles. These peers include Ford,15 General Motors,16 Honda, 17 Daimler (Mercedes Benz),18 BMW,19 Stellantis (Chrysler),20 Volvo,21 Nissan,22 Toyota,23 Volkswagen,24 Mitsubishi,25 and Subaru.26

Legislative and regulatory risk: Under the Draft Corporate Sustainability Due Diligence Directive recently passed by the European Union (EU), an important market for Rivian given its expansion plans, companies operating in the EU will soon be required by law to apply the due diligence requirements of the Guiding Principles.27 In the US, where a recently enacted law assumes that parts or goods produced in the Xinjiang Uygur Autonomous Region (XUAR) contain forced labor and may not be imported into the US,28 reports of deep ties between automakers and Chinese suppliers operating in the XUAR has led to a Senate investigation of automakers and their Tier 1 suppliers. 29

Brand damage: Should Rivian’s brand be linked to anti-union rhetoric, it risks losing customers. According to a survey conducted by Marketing Brew and Harris Poll, 42% of Americans reported that they are less likely to shop at a company that attempts to stop its employees from unionizing and 41% of Americans reported the same of a company with a union on strike.30

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15 https://corporate.ford.com/content/dam/corporate/us/en-us/documents/reports/we-are-committed-to-protecting-human-rights-and-the-environment-policy.pdf

16 https://www.gmsustainability.com/_pdf/policies/GM_Global_Human_Rights_Policy.pdf

17 https://global.honda/sustainability/human_rights_policy/

18 https://group.mercedes-benz.com/documents/sustainability/society/daimler-principles-of-social-responsibility-and-human-rights-20210901.pdf

19 https://www.bmwgroup.com/content/dam/grpw/websites/bmwgroup_com/responsibility/Menschenrechte/BMW_Group_Policy_Statement_Human_Rights_EN.pdf

20 https://www.stellantis.com/content/dam/stellantis-corporate/sustainability/human-rights/Stellantis-Human-Rights-Policy-EN.pdf

21 https://www.volvoce.com/-/media/volvoce/global/global-site/this-is-volvo-ce/brochures/volvo-human-rights-policy-2021.pdf?v=vZxZPw

22 https://www.nissan-global.com/COMMON/DOCS/CSR/LIBRARY/nissan_human_rights_policy_e.pdf

23 https://global.toyota/pages/global_toyota/sustainability/esg/social/human_rights_policy_en.pdf

24 https://www.volkswagenag.com/en/group/compliance-and-risk-management/business-and-human-rights.html

25 https://www.mitsubishi-motors.com/en/sustainability/society/human_rights/pdf/human_rights_policy.pdf

26 https://www.subaru.co.jp/en/outline/pdf/HumanRightsPolicy.pdf

27 https://commission.europa.eu/publications/proposal-directive-corporate-sustainability-due-diligence-and-annex_en

28 https://www.cbp.gov

29 https://www.finance.senate.gov/chairmans-news/senate-finance-committee-chair-wyden-expands-investigation-of-auto-supply-chain-links-to-forced-labor-in-xinjiang-china

30 https://www.marketingbrew.com/stories/2022/02/22/anti-union-stances-can-affect-brand-sentiment-study-shows

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2023 Proxy Memo Rivian Automotive Inc| Respect for Freedom of Association and Collective Bargaining

Conversely, commitments to human and labor rights standards can also be a boost to Rivian’s brand. In a 2021 poll by JUST Capital, Americans ranked human and labor rights issues as their second highest priority of topics they want corporations to be transparent about.31 A 2018 survey of 30,000 consumers found that 66% are attracted to companies that are transparent on ethical issues and 65% to companies that treat their employees well.32 Rivian’s own Supplier Code of Conduct says, “Rivian exists because we want to make a difference”, and that their Code is aligned with the International Labour Organization (ILO) Declaration on Fundamental Principles and Rights at Work. They claim they hold their suppliers to this standard but will not commit to it in their own practices. 33 Rivian risks alienating its customers if it is shown to be out of step with its own rhetoric.

Labor support: Good management of human and labor rights appears to benefit a company’s long-term value. Multiple studies have indicated that healthy workplace conditions are associated with improved stock performance.34 In addition, freedom of association and collective bargaining, as within the Fundamental Principles, have been associated with strengthened shareholder value by improving health and safety; 35 encouraging workforce training and skills development; 36 increasing productivity; 37 and strengthening human rights due diligence.38 Independent research has also shown the presence of unions correlates positively with low turnover, improved diversity, investment in training, and low levels of legal and regulatory violations.39, 40

Rivian’s ability to attract and retain employees may also benefit from a more positive labor relationship. The Company has plans to open its second plant in Georgia and add a second shift to its primary plant in Illinois, increasing its workforce from 5,000 to 6,680.41

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31 https://justcapital.com/news/chart-of-the-week-companies-that-provide-human-rights-disclosure-outperform-those-that-dont/

32 https://www.accenture.com/_acnmedia/thought-leadership-assets/pdf/accenture-competitiveagility-gcpr-pov.pdf

33 https://assets.rivian.com/2md5qhoeajym/4B3osmVGC8h4XEKQmaGour/978f3614e09579939444760fc025f763/Rivian_-_Code_of_Business_Conduct_and_Ethics.pdf

34 https://ehsdailyadvisor.blr.com/2016/04/stocks-up-on-strong-health-and-safety-programs/; https://www.sciencedaily.com/releases/2016/01/160106092020.htm;
https://ideas.repec.org/a/eee/riibaf/v52y2020ics0275531919301448.html; https://journals.lww.com/joem/fulltext/2021/06000/companies_that_promote_a_culture_of_health,.2.aspx;
https://acoem.org/acoem/media/PDF-Library/About_ACOEM/Link_Between_Workforce_Health_and_Safety.pdf

35 http://oem.bmj.com/content/early/2018/06/13/oemed-2017-104747

36 https://www.oecd-ilibrary.org/employment/negotiating-our-way-up_1fd2da34-en

37 https://doi.org/10.1093/ej/ueaa048; https://www.ipa-involve.com/involvement-and-productivity-the-missing-piece-of-the-puzzle

38 https://www.theglobaldeal.com/resources/The%20Business%20Case%20for%20Social%20Dialogue_FINAL.pdf

39 https://www.blackrock.com/corporate/literature/whitepaper/the-making-of-long-term-capitalism.pdf; Marina Severinovsky, The Value of Human Capital for Investors, Schroders, December 2022, pgs. 14-15;
https://www.piie.com/blogs/realtime-economic-issues-watch/higher-wages-low-income-workers-lead-higher-productivity;
https://www.trilliuminvest.com/news-views/the-investor-case-for-supporting-worker-organizing-rights;
https://www.workerscapital.org/our-resources/shared-prosperity-the-investor-case-for-freedom-of-association-and-collective-bargaining/

40 https://hummedia.manchester.ac.uk/institutes/code/research/projects/racism-at-work/tuc-report-executive-summary.pdf; https://www.epi.org/publication/unions-help-reduce-disparities-and-strengthen-our-democracy/

41 https://www.wglt.org/local-news/2022-11-10/rivians-second-shift-in-normal-is-now-making-vehicles-as-supply-chain-uncertainty-continues

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2023 Proxy Memo Rivian Automotive Inc| Respect for Freedom of Association and Collective Bargaining

4.	Rivian has postponed establishing human rights policies and programs for too long. Immediate action is needed.

Rivian was founded in 2009. It has over 14,000 employees and a market cap, as of March 5, 2023, hovering near $12 billion. It is hard to understand why it has not yet set in place the policies and practices necessary to protect human rights, differentiate and protect its brand, and benefit its operations.

Within its statement in opposition to this proposal, the Company writes, “We take our commitment to human rights seriously, and we want to be intentional with every step we take, from building the right team to establishing clearly defined goals and policies. As we are a relatively new public company, we are naturally in the beginning stages of progressing these efforts.” It then implies that adopting a comprehensive Human Rights Policy would hinder its ability to address human rights.

It is the Proponent’s view that Rivian has postponed establishing human rights policies and programs for too many years. Action is needed now.

CONCLUSION

Investors encourage a FOR vote for this resolution to encourage Rivian to move quickly to remedy its lack of important internationally recognized human rights policies and practices. Doing so is expected to strengthen and help protect Rivian from brand risk and employee dissatisfaction while aligning the Company with its international growth intentions.

Vote “Yes” on this Shareholder Proposal 4.

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For questions, please contact Meredith Benton, As You Sow, benton@asyousow.org

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